SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 1

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF COLOMBIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Consul General of the Republic of Colombia in the City of New York

Consulate of Colombia

10 East 46th Street

New York, New York 10017

Copies to:

Neil Goodman, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Colombia on Form 18-K for the year ended December 31, 2017 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

Exhibit 1:	Conformed Copy of the Underwriting Agreement, dated October 3, 2018, among the Republic of Colombia, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and J.P. Morgan Securities LLC

Exhibit 2:	Form of $1,500,000,000 4.500% Global Bonds due 2029

Exhibit 3:	Form of $500,000,000 5.000% Global Bonds due 2045

Exhibit 4:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit with respect to the $1,500,000,000 4.500% Global Bonds due 2029 and the $500,000,000 5.000% Global Bonds due 2045, dated January 18, 2019.

Exhibit 5:	Opinion of Arnold & Porter Kaye Scholer LLP with respect to the $1,500,000,000 4.500% Global Bonds due 2029 and the $500,000,000 5.000% Global Bonds due 2045, dated January 18, 2019.

Exhibit 6:	Recent Developments in the Republic of Colombia, as of October 3, 2018

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report or amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá D.C., Colombia on the 18th day of January, 2019.

By:	/s/ Alberto Carrasquilla Barrera
Alberto Carrasquilla Barrera
Minister of Finance and Public Credit

EXHIBIT INDEX

EXHIBIT 1:	Conformed Copy of the Underwriting Agreement, dated October 3, 2018, among the Republic of Colombia, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and J.P. Morgan Securities LLC

EXHIBIT 2:	Form of $1,500,000,000 4.500% Global Bonds due 2029

EXHIBIT 3:	Form of $500,000,000 5.000% Global Bonds due 2045

EXHIBIT 4:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit with respect to the $1,500,000,000 4.500% Global Bonds due 2029 and the $500,000,000 5.000% Global Bonds due 2045, dated January 18, 2019.

EXHIBIT 5:	Opinion of Arnold & Porter Kaye Scholer LLP with respect to the $1,500,000,000 4.500% Global Bonds due 2029 and the $500,000,000 5.000% Global Bonds due 2045, dated January 18, 2019.

EXHIBIT 6:	Recent Developments in the Republic of Colombia, as of October 3, 2018

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